

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

June 11, 2009

<u>Via U.S. Mail</u>

Mr. Robert D. Stiles
Chief Financial Officer
Altisource Portfolio Solutions S.à r.l.
2-8 Avenue Charles de Gaulle
L-1653 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 72 391

> **Re:** **Altisource Portfolio Solutions S.à r.l.**
> **Registration Statement on Form 10**
> **Filed May 13, 2009**
> **File No. 001-34354**

Dear Mr. Stiles:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form 10</u>

<u>Cover Page</u>

1. Please revise your cover page to include the Commission file number associated with your Form 10.

Summary, page 1

2.      In the first bullet point under "Altisource's Competitive Strengths," you use
        certain terms: process outputs, solutions, process inputs, and seats.  Please explain
        what those terms mean.

Reasons for the Separation, page 4

3.      Clarify that to preserve the tax free nature of the spin-off, the company will
        effectively be prohibited from using its equity as a capital resource for the next
        two years.

How will existing stock options be treated in the Separation?, page 8

4.      Advise how the company will value the company stock being distributed in the
        spin-off, and consider including a risk factor highlighting the fact that the value
        attributed to the company's common stock in the spin-off might not be equivalent
        to the company's market price following the spin-off.

Risk Factors, page 11

5.      Consider including a risk factor highlighting the fact that Altisource will be a
        foreign corporation unlike Ocwen.  Discuss all the risks that stem from having
        operations, assets, and management located outside the United States.

6.      Consider including a risk factor highlighting the possible dilutive effect the
        distribution may indirectly have on Ocwen shareholders due to the increase in the
        conversion rate under the existing Ocwen convertible notes.

7.      In the second full paragraph on page 23, we note one reason that Altisource is
        separating from Ocwen is that Altisource can pursue clients who are competitors
        of Ocwen.  However, Altisource and Ocwen will continue to have a close
        relationship because, among other things:
        • Ocwen generates 40% of the revenues of Altisource,
        • Ocwen and Altisource will enter into a Transition Services Agreement
          for a period of two years and three other agreements (the Services
          Agreement, the Technology Product Services Agreement, and the
          Intellectual Property Agreement) for a period of eight years, and
        • Ocwen and Altisource have Mr. William Erbey as a significant
          controlling shareholder.
        Given that you will have a close relationship with Ocwen for a considerable
        period of time, please consider an additional risk factor that addresses whether
        your close relationship with Ocwen will inhibit your ability to obtain and retain
        other clients who compete with Ocwen.

Risks Affecting Our Financial Services Business, page 20

8.      Please address how the Credit Card Accountability, Responsibility, and
        Disclosure (CARD) Act of 2009 signed by the President on May 22, 2009 will
        affect your business as a whole and, particularly, the debt collection operations of
        the Financial Services Segment.

Decreased lending and real estate activity may reduce demand…, page 18

9.      Please explain in more detail what "non-agency" means.

Dividend Policy, page 35

10.     Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Unaudited Pro Forma Combined Consolidated Statement of Operations, page 40

11.     We refer to pro forma adjustment 1.  It is not clear why you have determined it is
        appropriate to include this incremental revenue as a pro forma adjustment.  Please
        delete this adjustment or tell us why you believe it is directly attributable to the
        spin-off transaction and meets the other criteria in Rule 11-02(b)(6) of Regulation
        S-X.

12.     We refer to pro forma adjustment 2.  It is not clear why you have determined it is
        appropriate to eliminate the charge for interest expense identified in the note.
        Please delete this adjustment or tell us why you believe it meets the criteria in
        Article 11 of Regulation S-X.

13.     We refer to note 3.  Revise to include a description of the transitional services
        agreement as described on pages 32 and 33 and disclosure indicating that it has
        not been contemplated in the pro forma results.

14.     We refer to note 4.  Disclose the number of additional shares that you would issue
        if the conversion rights under Ocwen's Contingent Convertible Notes are
        triggered.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 42

Separation from Ocwen and Basis of Presentation, page 43

15.     We refer to the disclosures in this section as well as the related risk factors disclosed on pages 11 and 12.  Please revise to describe the transition services agreement and specifically address the changes in your results of operations, liquidity, capital resources, and trends that you expect to occur as a result of the separation from Ocwen.  It is important for investors to understand your historical financial information when you operated as part of Ocwen and the extent to which management expects the trends and results of operations to continue or change after separation.  Revise to include a discussion of, and quantify the impact of, additional costs associated with being a stand-alone, public company, providing information about the potential variability of your earnings and cash flows.

16.     We note from the risk factor disclosed on pages 13 and 14 that a substantial part of your revenue and external cash flows will be generated by providing outsourcing services to Ocwen.  Revise MD&A to describe the potential variability of your earnings and cash flows in the event that you are required to provide services at below market rates.

Selling, General and Administrative Expenses, page 45

17.     We note the net decrease of $6,251 in SG&A expenses from 2007 to 2008 relating to cost reductions in your Mortgage Services segment.  Please revise to provide insight into the underlying business drivers or conditions that contributed to the decrease and describe any known trends or uncertainties that have impacted or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Liquidity and Capital Resources, page 52

18.     You state that you believe your ability to generate cash flows from operations, coupled with cash on hand and available borrowing capacity under your committed credit facility, will be adequate to meet anticipated cash requirements.  Please revise to clarify how long you expect these cash sources to be adequate and enhance your disclosures to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.  We consider "long-term" to be the period in excess of the next twelve months.  Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

19.     We note from your disclosure on page 53 that there were no formal financing arrangements with Ocwen.  Please revise to provide a more detailed discussion of the informal financing arrangements with Ocwen.  In addition, provide an analysis of the intercompany accounts as described in question 4 of SAB Topic 1:B for the activity reflected in the line item "net (distribution to) contribution from Parent" shown in the Combined Statements of Cash Flows on page F-6.

20.     Your tables in your discussion break out revenues, SG&A expenses, and other income (expense) net derived from "Transactions with related parties."  However, it appears, as you state on the bottom of page 56, that all such revenues and expenses are derived from transactions only with Ocwen.  Please confirm whether this is true and, if so, please revise to properly identify Ocwen as the related party.

Technology Products, page 51

Revenues, page 51

21.     Explain the phrases "market-based rate card" and "cost-based system."

Liquidity and Capital Resources, page 52

22.     We note that the company will be restricted in issuing equity for the next two years to preserve the tax-free treatment of the spin-off.  Discuss any effect this restriction is expected to have on the company's ability to meet the company's cash requirements during that time.

Business, page 59

Our Reportable Segments, page 59

Financial Services, page 60

23.     In the third full paragraph on page 60, you state that certain independent industry polls rank you as one of the ten largest receivables management companies in the U.S.  Please disclose those polls.

Intellectual Property, page 64

24.     Please describe the duration of your intellectual property protections.  *See* Item 101(c)(1)(iv).

Competition, page 64

25.    Please disclose your competitive position in each segment, if known.  *See* Item 101(c)(1)(ix).

Compensation Discussion & Analysis, page 68

26.    Please confirm whether "Corporate EBITDA" in the table on page 72 is the same as the "pre-tax net income target" in the table on page 71 and, if so, please use the same terms.

Annual Incentive Compensation, page 70

27.    For each of your corporate and personal scorecard elements, please disclose the actual dollar amounts attributed to each element for 2008.  In addition, please disclose the actual dollar amounts attributed for each personal performance appraisal.  This would assist the reader in understanding how the annual incentive compensation paid in 2008 was distributed among the various quantitative measures.

Board of Directors and Corporate Governance, page 83

28.    Please address whether the disclosure required by Item 404(b) will be contained in the Corporate Governance Guidelines mentioned on page 83.

Description of Capital Stock, page 88

Common Stock, page 89

29.    Please clarify what you mean when you state that the absolute majority of shares of common stock cast at a shareholders meeting can elect all of the directors of Altisource.

Financial Statements

Age of Financial Statements

30.    Please update the financial statements and other financial information to include the interim period ended March 31, 2009, as required by Rule 3-12 of Regulation S-X.

Income statement, page F-3

31.    Disclose the amount of revenues from related parties on the face of the income
       statements for each period presented.  Also, disclose the amount of related party
       receivables on the face of the balance sheet.  Refer to guidance in Rule 4-08(k) of
       Regulation S-X.

Note 1. Description of Business, page F-7

Basis of Presentation, page F-7

32.    Disclose the individual equity accounts of each of the incorporated entities for
       each period presented in the combined financial statements and reconcile the
       information to total stockholder's equity on the balance sheet.

33.    We note from your disclosures on page 9 and F-8 that your historical financial
       results contained in this information statement may not be indicative of your
       future performance as a separate company following the Separation and do not
       necessarily reflect what your financial position, results of operations and cash
       flows would have been had you operated as a separate stand-alone company
       during the periods presented.  All costs of doing business should be reflected in
       Altisource's historical financial statements.  Please tell us why the financial
       information may not be indicative of your financial results in the future and as a
       stand-alone company and how you have complied with question one of SAB
       Topic 1:B.

34.    We note from your disclosures on page F-7 that Ocwen provides certain corporate
       functions to Altisource, including business insurance, medical insurance and
       employee benefit plan expenses and allocations for certain centralized
       administration costs for executive management, treasury, real estate, accounting,
       auditing, tax, risk management, internal audit, human resources and benefits
       administration and that management believes that the allocation of expenses is
       reasonable.  We note your reference to a proportional cost allocation method.
       Please refer to question 2 of SAB Topic 1:B and for each material allocation
       made to you, revise to provide a detailed discussion of the allocation methods
       used by Ocwen.

35.    Question 2 of SAB Topic 1B further clarifies that you should include footnote
       disclosure of management's estimate of what the expenses would have been if the
       company had operated on a stand alone basis, if practicable and material.  We
       note from your disclosures on page 11 that your historical financial statements do
       not reflect the increased costs associated with being a stand-alone company
       including, but not limited to, maintaining a separate Board of Directors and
       obtaining a separate audit.  Disclose management's estimate of what the expenses

would have been if you had operated as an unaffiliated entity of Ocwen. This disclosure should be presented for each year for which an income statement is presented.

Revenue recognition, page F-10

36.     Expand the disclosure of your revenue recognition policy to describe the specific criteria you use to recognize revenue for accounts receivable management, default management services, valuation related services, data processing and IT infrastructure services. Also, disclose the amount of revenues recorded at cost plus markup.

37.     You disclose on page F-12 that you "reflect" some of the revenues from Ocwen at cost plus a small mark-up and the remainder of the revenues at a rate you believe to be market rates. Please revise your disclosure to clarify whether you recorded revenue at the historical rates charged to Ocwen or if you adjusted revenue to market rates subsequent to the date the transactions occurred. If you subsequently adjusted revenue to market rates, tell us why you believe this is appropriate.

Note 9. Goodwill and Intangible Assets, page F-16

38.     We refer to your amortization of "Component 2" goodwill in the Financial Services segment and the disclosures in MD&A at page 55. It is not clear to us why you believe it is appropriate to amortize goodwill recorded in the financial statements. Please tell us how you applied the guidance in SFAS No. 142 and other relevant accounting literature in determining the appropriate treatment for goodwill recorded for the acquisition of NCI.

39.     We note that you amortize customer lists over 19 years. Tell us the factors you considered in determining the estimated useful life of customer lists.

*   *   *   *

As appropriate, please amend your Form 10 in response to these comments. Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     via facsimile to (202) 383-5414
        Rebekah Toton, Esq.
        O'Melveny & Myers LLP